Via Facsimile and U.S. Mail
Mail Stop 4720

June 10, 2010

Chao Ming Zhao
Chief Executive Officer
China Biologic Products, Inc.
No. 14 East Hushan Road
Taian City, Shandong
People's Republic of China 271000

Re: **China Biologic Products, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2009
        File No. 001-34566

Dear Mr. Zhao:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 35

1. The disclosure in your tables on pages 35 and 59 in response to Item 201(d) of Regulation S-K are not consistent. Please advise us which table is accurate and confirm that you will revise your disclosure to be consistent in future filings.

Item 10. Directors, Executive Officers and Corporate Governance, page 50

2. Please revise your disclosure to provide the information required by Item 401(e) of Regulation S-K. This disclosure should include for each director, a brief discussion of the director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications.

3. In a risk factor on page 24, you disclose that allegations have surfaced on certain financial websites of fraud and criminal activity involving smuggling and related activities allegedly engaged in prior to 2005 by the chief executive officer of Shandong Taibang and by a relative of one of your directors. Please confirm that none of the events listed in Item 401(f) of Regulation S-K have occurred in the past ten years concerning any of your directors or executive officers. Alternatively, please revise your disclosure to describe any of the events listed in Item 401(f) of Regulation S-K that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any director or executive officer.

Item 11. Executive Compensation

Summary Compensation Table, page 55

4. It does not appear that you have revised the amounts disclosed in your Option Awards column to disclose the aggregate grant date fair value of your option awards computed in accordance with FASB ASC Topic 718. Please confirm that in your 2011 proxy statement you will disclose the aggregate grant date fair value of any option awards computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(vi) of Regulation S-K.

Item 14. Principal Accounting Fees and Services, page 60

5. You disclose that you paid $48,000 in "all other fees" to Frazer Frost, LLP during 2009. This amount represents approximately 10% of the total fees paid to this firm in 2009. Please revise your disclosure to indicate the nature of the services performed by Frazer Frost for these fees. In addition, please demonstrate to us why you believe these services are not precluded under Rule 2-01(c)(4) of Regulation S-X.

Item 15. Exhibits, Financial Statement Schedules, page 63

6.   Please revise your exhibit index to incorporate by reference the English Translation of the Equity Transfer and Entrustment Agreement, dated April 6, 2009, among Logic Express, Shandong Taibang Biological Products Co., Ltd. and the Shandong Institute of Biological Products that is filed as Exhibit 10.6 to your Form 8-K on April 13, 2009.

Part IV Item 15. Exhibits, Financial Statement Schedules

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

7.   Your auditors are located in California; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:

   •   Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
   •   Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China.

Consolidated Statements of Income and Comprehensive Income, page F-3

8.   Please revise your financial statement presentation to:

   •   Present consolidated comprehensive income that includes the comprehensive income attributable to noncontrolling interests as required by ASC 810-10-65-1b3.
   •   Separately disclose the amounts of comprehensive income attributable to both noncontrolling interests and the parent as required by ASC 810-10-50-1Aa2.
   •   Rename the line item entitled "net income before noncontrolling interest" to "net income" to present a definitive net income amount pursuant to ASC 810-10-65-1b2.

Note 11 – Convertible notes, page F-28

9.   Please revise your disclosure to clearly indicate why you bifurcated the embedded conversion derivative from your host convertible notes. In addition, please

separately reference for us the authoritative literature you relied upon to support your accounting.

10. Please revise your disclosure to specifically indicate the effective interest rate associated with your convertible notes as required by ASC 835-30-45-2. In addition, considering the deep discount on these notes and that the effective interest method allocates the vast majority of interest into later periods, please revise your disclosure here or in MD&A to disclose the anticipated annual interest amortization over the remaining life of the notes.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mark Brunhofer, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant